UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Balchem Corporation

(Name of Issuer)

Common Stock, $.06 2/3 par value per share

(Title of Class of Securities)

057665200

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 057665200

1.	Names of Reporting Persons S.S. or I.R.S. Identification No. of Above Person Trigran Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 594,021 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 594,021 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 594,021 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 3.3% as of December 31, 2008 (based on 18,187,804 shares of Common Stock issued and outstanding per Balchem Corporation Form 10-Q dated November 7, 2008).

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 057665200

1.	Names of Reporting Persons S.S. or I.R.S. Identification No. of Above Person Douglas Granat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 594,021 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 594,021 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 594,021 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 3.3% as of December 31, 2008 (based on 18,187,804 shares of Common Stock issued and outstanding per Balchem Corporation Form 10-Q dated November 7, 2008).

12.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 057665200

1.	Names of Reporting Persons S.S. or I.R.S. Identification No. of Above Person Lawrence A. Oberman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 594,021 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 594,021 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 594,021 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 3.3% as of December 31, 2008 (based on 18,187,804 shares of Common Stock issued and outstanding per Balchem Corporation Form 10-Q dated November 7, 2008).

12.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 057665200

1.	Names of Reporting Persons S.S. or I.R.S. Identification No. of Above Person Steven G. Simon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 594,021 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 594,021 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 594,021 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 3.3% as of December 31, 2008 (based on 18,187,804 shares of Common Stock issued and outstanding per Balchem Corporation Form 10-Q dated November 7, 2008).

12.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 057665200

Item 1.
	(a)	Name of Issuer Balchem Corporation
	(b)	Address of Issuer’s Principal Executive Offices 52 Sunrise Park Road P.O. Box 600 New Hampton, NY 10958

Item 2.
	(a)	Name of Person Filing
	(b)	Address of Principal Business Office or, if none, Residence
(c)

Citizenship
Trigran Investments, Inc.

630 Dundee Road, Suite 230

Northbrook, IL 60062

Illinois company

Douglas Granat

630 Dundee Road, Suite 230

Northbrook, IL 60062

U.S. Citizen

Lawrence A. Oberman

630 Dundee Road, Suite 230

Northbrook, IL 60062

U.S. Citizen

Steven G. Simon

630 Dundee Road, Suite 230

Northbrook, IL 60062

U.S. Citizen

	(d)	Title of Class of Securities Common Stock, $.06 2/3 par value per share
	(e)	CUSIP Number 057665200

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

CUSIP No. 057665200

Item 4.	Ownership(1)
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.
	(b)	Percent of class: Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.
		(ii)	Shared power to vote or to direct the vote Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.
		(iii)	Sole power to dispose or to direct the disposition of Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.
		(iv)	Shared power to dispose or to direct the disposition of Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

(1) Douglas Granat, Lawrence A. Oberman and Steven G. Simon are the controlling shareholders and sole directors of Trigran Investments, Inc. and thus may be considered the beneficial owners of shares beneficially owned by Trigran Investments, Inc.

CUSIP No. 057665200

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2009.

TRIGRAN INVESTMENTS, INC.

By:	/s/ Lawrence A. Oberman
Name: Lawrence A. Oberman
Its: Executive Vice President

/s/ Lawrence A. Oberman
Lawrence A. Oberman

/s/ Douglas Granat
Douglas Granat

/s/ Steven G. Simon
Steven G. Simon

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

CUSIP No. 057665200

INDEX TO EXHIBITS		PAGE

EXHIBIT 1:	Agreement to Make a Joint Filing	1